 **Gmail**   **Mike Pease <mike.pease@blackbird-foods.com>**

Wefunder Information Query

2 messages

Matteo Bartalini <matteobartalini1@gmail.com>   Sat, Apr 1, 2023 at 7:47 PM
To: mike@blackbirdfoods.com

Hey Mike,

Glad to see Blackbird Foods on Wefunder.
I'm interested in investing in Blackbird, but was curious about some of the financials of the company. Would you be able
to send me any documents you have on revenue and expenses? Something similar to a 10k filing for public companies,
just want to get an overall understanding of the companies spending. This will be for personal use only - I will not
distribute it.
Thanks,
Matteo Bartalini

Mike Pease <mike.pease@blackbird-foods.com>   Sun, Apr 2, 2023 at 8:41 PM
To: Matteo Bartalini <matteobartalini1@gmail.com>
Cc: mike@blackbirdfoods.com

Hi Matteo,

Thanks for reaching out! Here is the link to our data room. Please let me know if you have any questions.

Best,
Mike

[Quoted text hidden]

 **Gmail**   Mike Pease <mike.pease@blackbird-foods.com>

Request for financials - WeFunder Possible Investor
2 messages

Marley Barrett <marley@squeakycleanboats.com>   Fri, Mar 31, 2023 at 10:30 PM
To: mike@blackbirdfoods.com

Hey Mike,

Interested in investing but would like to do some more due diligence. Do you mind sending me some 3 year financials and cash flow report?

Thanks,
Marley

 **Marley Barrett**

Managing Partner | Squeaky Clean Boat Services
M: (952) 373-1631
E: marley@squeakycleanboats.com

Mike Pease <mike.pease@blackbird-foods.com>   Sun, Apr 2, 2023 at 9:35 PM
To: Marley Barrett <marley@squeakycleanboats.com>
Cc: mike@blackbirdfoods.com

Marley,

Thanks for you reaching out and your interest in investing with us! Here is a link to our data room. Let me know if you have any questions.

Thanks!
Mike

On Fri, Mar 31, 2023 at 10:30 PM Marley Barrett <marley@squeakycleanboats.com> wrote:

> Hey Mike,
>
> Interested in investing but would like to do some more due diligence. Do you mind sending me some 3 year financials and cash flow report?
>
> Thanks,
> Marley



Marley Barrett

Managing Partner | Squeaky Clean Boat Services
M: (952) 373-1631
E: marley@squeakycleanboats.com



JOIN OUR COMMUNITY ROUND

Hello!

What a thrilling month it has been. We are so grateful for the outpouring of support from people like you that has allowed us to move closer to our crowdfunding goal. We have now reached almost $90,000 in commitments!

If you haven't invested yet, here is what we've been up to since we launched our Community Round:

- We are thrilled to report that we surpassed a **$4mm annualized sales** in February
- A few weeks ago we attended Natural Products Expo West and sampled our new **Blackbird x Daring Buffalo Pizza** launching at Sprouts on April 17th! It was a major hit and many people came back for seconds!
- We had our **best sales week yet** at Target since our October 2022 launch
- Our WINGS are **on track to launch** this Spring at Hungry Root, Shoprite, and The Fresh Market

If you want to invest or increase your investment, take action now—our round is open and ready for you to join!

WeFunder: https://wefunder.com/blackbirdfoods/

P.S. *Check out our team photos from Expo West*

Thank you,

Emanuel Storch, CEO & Blackbird Team

INVEST IN BLACKBIRD




blackbird
PLANT-BASED · DAIRY-FREE · VEGAN
MARGHERITA PIZZA
VEGAN ~ PLANT-BASED
NYC

What Investors Are Saying:

> "As a long-time vegan, I love both the products and mission of Blackbird Foods. I have been ordering direct from Blackbird for years and I believe the company has unlimited potential for growth as the demand for vegan products continues increase."
>
> "Love the product and the company. I have been vegan for three years and finding healthy, low sugar, low fat, high protein foods is very helpful and appreciated! Go veggie power and Blackbird!"
>
> "My wife and I love Blackbird! We've been fans the past two years."

Blackbird In Action:


blackbird
MADE FROM PLANTS
blackbird
WING
PLANT-BASED


HAND-TOSSED ~ PLANT-BASED ~ NY STYLE
blackbird
MADE IN NYC
BUFFALO PIZZA
Daring.

Sampling our Blackbird x Daring Pizza for the first time ever at Expo West 2023


blackbird
MADE FROM PLANTS
NYC
blackbird
WINGS



The Blackbird Team at Expo West 2023





Blackbird on the shelf in Erewhon



3 DAYS LEFT TO INVEST IN FRIENDS & FAMILY ROUND

Hello!

We're blown away by your support since we launched our Community Round on Wefunder just over one week ago. So far, we've raised **$67,000** in commitments!

Space is running out to invest under our private Friends & Family round, so don't wait to invest! We are also offering awesome Investor Perks!

Check them out:

- **$500+** *Exclusive VIP Discount Code For Online Order*
- **$1,000+** *Shipment of our newest products- WINGS + exclusive first taste of the Blackbird/Daring Pizza*
- **$2,000+** *Blackbird Swag Bag*
- **$5,000+** *Blackbird Backpack*
- **$10,000+** *A year supply of Blackbird (A monthly subscription to our seitan variety pack for one year)*
- **$50,000+** *Dinner Hosted at NYC's Finest New Vegan Mediterranean Brasserie, Anixi*

There's only **3 days left** before we open up to the public! We would love for you to join the Blackbird community. Invest now at wefunder.com/blackbirdfoods

Whether you join us in this round or not, **thank you**. We're so grateful for all your support over the years and appreciate any help you can give, whether it be in writing a check or sharing our page with your friends.

Thank you,

Emanuel Storch, CEO & Blackbird Team

INVEST IN BLACKBIRD



What Investors Are Saying:

"Your products are phenomenal. As an avid vegan who wants to convince even more people to adopt the vegan lifestyle, your products are the ambassadors for that tasty vegan lifestyle!"

"Best pizza in the world."

"I grew up vegetarian & have been vegan for 30+ years. I believe living a sustainable, cruelty free life benefits, the environment, the humans, & our beloved animals. Blackbird foods fits my beliefs & tastes really good too! I appreciate this opportunity to support veganism."

Blackbird In Action:





Our Margherita and Supreme Pizzas recently launched in 307 Target stores nationwide





blackbird

The Blackbird Team at Expo East 2022

hooray
PLANT-BASED BACON
lightlife
Plant-Based
CHICKEN STRIPS
lightlife
Plant-Based
CHICKEN BREASTS
BEYOND BEEF
BEYOND BEEF
LOCAL
BEYOND BURGER
BEYOND SAUSAGE
BEYOND SAUSAGE
blackbird
blackbird
blackbird
jack & annie's
SOYRIZO
SOYRIZO
lightlife



Blackbird on the shelf in Whole Foods featured as a local brand

---



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